Auryn Resources to Commence Trading on the NYSE MKT

Vancouver, British Columbia – July 12th, 2017 – Auryn Resources Inc. (TSX: AUG, OTCQX: GGTCF, “Auryn” or the “Company”) is pleased to announce that the New York Stock Exchange (“NYSE”) has approved the listing of the Company’s common shares on the NYSE MKT stock exchange. Auryn expects that its common shares will begin trading on NYSE MKT on July 17th, 2017 under the trading ticker symbol “AUG”. Auryn will remain listed on the Toronto Stock Exchange (“TSX”) under the symbol “AUG”.

Shawn Wallace, President and CEO, stated, “The listing on the NYSE MKT represents another important step in positioning Auryn as a premier precious metals explorer in the industry. The listing on this prestigious US exchange will strengthen our access to capital and improve the visibility of the Company as we develop our portfolio of projects, as well as offering greater trading liquidity for our shareholders.”

John Tuttle, Global Head of Listings at NYSE, said, "We are excited to welcome Auryn Resources to NYSE MKT, where it will join some of the world’s most prominent mining companies. We are also pleased to provide Auryn with all the benefits of our market model, our unparalleled brand platform and market quality."

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources Inc.

For further information on Auryn Resources Inc., please contact Jay Adelaar, Vice-President of Investor Relations at (778) 729-0600 or info@aurynresources.com

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay and Gibson MacQuoid gold projects located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements". Forward-looking information is information that includes implied future performance and/or forecast information including information relating to, or associated with completion of financings, access to capital and improved trading liquidity. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2016 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Disclaimer

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.